U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            5 Starliving Online, Inc.
                 (Name of Small Business Issuer in its charter)



            Delaware                                     33-0814123
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


8717 16th Avenue South West
Seattle, Washington                                                   98116
(Address of principal executive office)                               (Zip Code)

Issuer's telephone number (206) 763-8653


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

ITEM 1. DESCRIPTION OF BUSINESS

         5 Star Living Online, Inc. was first incorporated in the State of Delaware as Hitech investment, Inc. on June 8, 1998. The name was changed to the present name by amendment on April 22, 1999.

         5 Star living Online, Inc. owns and operates a web site on the Internet, the address is 5 starliving.com. The web site is designed to meet the unique needs and tastes of the international affluent consumer. The intent of the Company is to have an international presence and not be confined to North America for its clientele.

         The web site has three categories: Showcase, Auctions and The Art of Living.

         Showcase lists goods, items and services on offer. These would typically be unique "one of a kind" automobiles, luxury real estate, exclusive watercraft, planes, fine art, deluxe goods for personal consumption, jewelry and watches, specialty items and services. The client wishing to sell such an item transmits images and a description to the Company. The technical and advertising staff polish up the image and the verbiage and post the material in the appropriate section of the web site, once client approval is received. The browser on the web site, if interested in the item, clicks More Information and will fill out a short e mail request. This request is passed on by the Company to the listing client who can then be in direct contact with the interested party. Preliminary anonymity can be retained. The Company will have completed the introduction.

         Auction display articles being offered at auction and what reserve prices, if any, are in place. The More Information feature will give the prospective bidder the ability to receive more in depth information and details of the item being offered. The mechanics and verification of funds aspects of this facility are contracted out by the Company.

         The Art of Living is an information component where news and articles on various aspects of the international affluent lifestyle are featured. Reviews of hotels, resorts, consumer items, fashion shows and like material are published for general consumption and comment. This portion affords advertisers who wish to be considered by the wealthy consumer an opportunity to strategically advertise their wares to a qualified audience.

         There are several web sites that are targeted at the affluent consumer. The Robb Report and the DuPont Registry have an established market share and name recognition. Southerby's and Christie's Auction Houses are moving into the Internet and have well established bases from which to operate. Management of the Company feels that its fee structure will be competitive with these web sites.

ITEM 2. PLAN OF OPERATION

         The Internet has created a new medium for advertising, marketing and sales. A significant percentage of the users of the Internet are affluent consumers. This is the target audience of the Company.

         The Company has three sources of income.

         First, the Company sells advertising space to vendors, leasors, related professionals and international corporations that cater to wealthy individuals. The fee is determined by the caliber and reputation of the advertiser; these fees range from $5,000 for a single feature in the "Art of Living," to an a la carte fee for annual strategic advertising of the web site.

         Second, the Company sells advertising space to clients such as realtors, automobile brokers, watch and jewelry dealers and art galleries. The fees for this service are $2,000 per year per listing.

         Third, the Auction will charge a fee of $500 for placement, and will charge a commission of one half of one per cent of the selling price.


ITEM 3. DESCRIPTION OF PROPERTY

         None


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 4,250,000 shares of the company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the company to own beneficially, more than five per cent of the company's common stock, and the officers and directors of the company.


                                    Shares of             Percent of
Name                             Common Stock             ownership
--------------------------------------------------------------------------------

Paul Hayward                        1,000,000             24%
10-1917 W. 4th Ave
Vancouver, Canada

Amber Associates, Inc.                230,000              5%
23 Commercial St.
Channel Islands

John Bickhart                         375,000              9%
573 E. 58th Ave
Vancouver, Canada

Chantal Gibson                        380,000              9%
202-1072-4 Nakashimoud
Japan

Eileen Hayward                        390,000              9%
52 Pannal Ash Rd
Yorkshire, England

Robin Lee                             355,000              8%
3399 Kingsway
Vancouver, Canada

Dilshand Maherali                     375,000              9%
4708 Sheperd St.
Burnby, Canada

Mola Investments Ltd                  390,000              9%
9 Burrard St
St Heller, Jersey

Dr S A Redwood                        350,000              8%
Templewould Lane
Farnham Bucks, England

Paul Scott                            385,000              9%
103-1168 Hamilton St
Vancouver, Canada

Directors and Officers              1,000,000             24%
as a group


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:

Name                                      Position
----                                      --------

Paul Hayward                              President, Secretary, Director

Kali Palmer                               Director


         Paul Hayward, Mr. Hayward is the President, Secretary and a Director of the Company. From 1994 to 1997 he was investor relations counsel to Datotech Systems, Inc. and from 1997 to 1998 he was investor relations counsel to Europa Resources, Inc. Since 1998 he has been involved with this Company on a full time basis.

         Kali Palmer, Ms Palmer is a Director. She worked for Facilicom Educational Products in Austin, Texas from 1993 to 1998 in marketing. From 1998 to the present she has been a director of the company and in the real estate business in Seattle, Washington.


ITEM 6. EXECUTIVE COMPENSATION

         There are no officers or directors that received compensation in excess of $60,000 or more during the last year.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         None


ITEM 8. LEGAL PROCEEDINGS

         None


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 30 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

        Name                    Date          Shares            Cost

Amber Associates, Inc.          10/98           230,000         $46,000.00
Marke Bailey                    10/98             1,000            $200.00
John Bickhart                   10/98           375,000            $937.50
Kath Christensen                10/98             1,000            $200.00

Brent Daves                     10/98             1,000            $200.00
J. C. French                    10/98               500            $100.00
Chantel Gibson                  10/98           380,000            $950.00
Eileen Hayward                  10/98           390,000            $975.00
Paul Hayward                    10/98         1,000,000          $2,500.00
G. Iorio                        10/98             1,000            $200.00
Susan Jewett                    10/98             2,000            $400.00
Keith Jungejan                  10/98             1,500            $300.00
Alan Lee                        10/98             1,000            $200.00
Mea B. Lee                      10/98             1,000            $200.00
Robin Lee                       10.98           355,000            $887.50
Nissim Levy                     10/98             1,000            $200.00
Dilshand Maherali               10/98           375,000            $937.50
Terri Mathers                   10/98             1,000            $200.00
Mola Investments Ltd            10/98           390,000            $975.00
P. S. Consulting                10/98             1,500            $300.00
Pat Peterson                    10/98               500            $100.00
Dr S. A. Redwood                10/98           350,000            $875.00
Paul Scott                      10/98           385,000            $962.50
Lee Trinh Sun                   10/98             1,000            $200.00
Marmeet Todr                    10/98               500            $100.00
Sarbjit Todr                    10/98               500            $100.00
Simon Tse                       10/98             1,000            $200.00
Dave Ysui                       10/98             1,000            $200.00
Brent Wilde                     10/98             1,000            $200.00
Chris Wong                      10/98             1,000            $200.00

         There was no underwriter on the sales of any of the securities, and no commissions were paid.

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

         The company has authorized 80,000,000 shares of common stock, $.0001 par value, and 20,000,000 preferred stock, $.0001 par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         The preferred shares have not been designated any preferences.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.


ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                  5. Opinion of counsel

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date:                                5 Starliving Online, Inc.



                                     /s/
                                     -------------------------------------------
                                     Paul Hayward, President, Secretary Director


                                     /s/
                                     -------------------------------------------
                                     Kali Palmer, Director

                            5 STARLIVING ONLINE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                              FINANCIAL STATEMENTS
                                  MAY 31, 1999







                              WILLIAMS & WEBSTER PS
                          CERTIFIED PUBLIC ACCOUNTANTS
                            SEAFIRST FINANCIAL CENTER
                           W 601 RIVERSIDE, SUITE 1970
                                SPOKANE, WA 99201
                                 (509) 838-5111

                            5 STARLIVING ONLINE, INC.

                                TABLE OF CONTENTS

                                  May 31, 1999



INDEPENDENT AUDITOR'S REPORT                                                   1

FINANCIAL STATEMENTS

     Balance Sheet                                                             2

     Statement of Operations and Accumulated Deficit                           3

     Statement of Stockholders' Equity                                         4

     Statement of Cash Flows                                                   5

NOTES TO FINANCIAL STATEMENTS                                                  6

Board of Directors
5 Starliving Online, Inc.
Seattle, WA


                          Independent Auditor's Report

We have audited the accompanying balance sheet of 5 Starliving Online, Inc., formerly HiTech Investment, Inc., (a development stage enterprise), as of May 31, 1999 and the related statements of operations and accumulated deficit, stockholders' equity and cash flows for the period from June 8, 1998 (inception) to May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 5 Starliving Online, Inc., formerly HiTech Investment, Inc. as of May 31, 1999, and the results of its operations and its cash flows for the period from June 8, 1998 (inception) to May 31, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 2, the Company has been in the development stage since its inception on June 8, 1998. Realization of a major portion of the assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. Management's plans regarding those matters also are described in Note 2. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Williams & Webster, P.S.
Spokane, Washington
June 15, 1999

                            5 STARLIVING ONLINE, INC.
                         (A DEVELOPMENT STAGE ENTERPISE)
                                  BALANCE SHEET
                                  May 31, 1999

ASSETS

   CURRENT ASSETS
      Cash                                                                 $  40,178
                                                                           ---------
          Total Current Assets                                                40,178
                                                                           ---------

      TOTAL ASSETS                                                         $  40,178
                                                                           =========



LIABILITIES & STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES                                                     $      --

   COMMITMENTS AND CONTINGENCIES                                                  --

   STOCKHOLDERS' EQUITY
      Preferred stock, 20,000,000 shares authorized, $0.0001 par value;
          no shares issued and outstanding                                        --
      Common stock, 80,000,000 shares authorized, $0.0001 par value;
          4,250,000 shares issued and outstanding                                425
      Additional paid-in-capital                                              59,575
      Deficit accumulated during the development stage                       (19,822)
                                                                           ---------
      TOTAL STOCKHOLDERS' EQUITY                                              40,178
                                                                           ---------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $  40,178
                                                                           =========


   The accompanying notes are an integral part of these financial statements.

                            5 STARLIVING ONLINE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                 STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                         For the Year Ended May 31, 1999


REVENUES                                                               $        --
                                                                       -----------

EXPENSES
   CONSULTING                                                               14,229
   FILING FEES                                                               3,005
   LEGAL AND PROFESSIONAL                                                    2,000
   OFFICE EXPENSE                                                               88
   TRANSFER AGENT                                                              500
                                                                       -----------
      TOTAL EXPENSES                                                        19,822
                                                                       -----------

NET LOSS FROM OPERATIONS                                                   (19,822)

INCOME TAXES                                                                    --
                                                                       -----------

NET LOSS                                                                   (19,822)

ACCUMULATED DEFICIT, BEGINNING BALANCE                                          --
                                                                       -----------

ACCUMULATED DEFICIT, ENDING BALANCE                                    $   (19,822)
                                                                       ===========

   NET LOSS PER COMMON SHARE                                           $     (0.01)
                                                                       ===========

   WEIGHTED AVERAGE NUMBER OF
      COMMON STOCK SHARES OUTSTANDING                                    3,008,334
                                                                       ===========


   The accompanying notes are an integral part of these financial statements.

                            5 STARLIVING ONLINE, INC.
                         (A DEVELOPMENT STAGE ENTERPISE)
                        STATEMENT OF STOCKHOLDERS' EQUITY
                         For the Year Ended May 31, 1999


                                                Common Stock
                                        ----------------------------       Additional                           Total
                                           Number                           Paid-In        Accumulated      Stockholders'
                                         of Shares         Amount           Capital         Deficit            Equity
                                        -----------     ------------     ------------     ------------      ------------
Issuance of common stock
    for cash at $.0025 per share             40,000     $          4     $         96     $         --      $        100

Issuance of common stock
    from sale of private placement
    for cash at $.0025 per share          3,960,000              396            9,504               --             9,900

Issuance of common stock
    from sale of private placement
    for cash at $.20 per share              250,000               25           49,975               --            50,000

Loss for year ending,
    May 31, 1999                                 --               --               --          (19,822)          (19,822)
                                        -----------     ------------     ------------     ------------      ------------
Balance
    May 31, 1999                          4,250,000     $        425     $     59,575     $    (19,822)     $     40,178
                                        ===========     ============     ============     ============      ============


   The accompanying notes are an integral part of these financial statements.

                            5 STARLIVING ONLINE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF CASH FLOWS
                         For the Year Ended May 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                            $ (19,822)
                                                                       ---------

Net cash (used) in operating activities                                  (19,822)
                                                                       ---------

CASH FLOWS FROM INVESTING ACTIVITIES                                          --
                                                                       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from sale of common stock                                     60,000
                                                                       ---------

Net cash provided by financing activities                                 60,000
                                                                       ---------

Change in cash                                                            40,178

Cash, beginning of period                                                     --
                                                                       ---------

Cash, end of period                                                    $  40,178
                                                                       =========

Supplemental disclosures:

Interest paid                                                          $      --
                                                                       =========
Income taxes paid                                                      $      --
                                                                       =========


   The accompanying notes are an integral part of these financial statements.

                            5 STARLIVING ONLINE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                       NOTES TO THE FINANCIAL STATEMENTS
                                  May 31, 1999


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

5 Starliving Online, Inc., formerly HiTech Investment, Inc., (hereinafter "the Company"), was incorporated on June 8, 1998 under the laws of the State of Delaware for the purpose of pursuing certain high technology opportunities and alliances and to assist in the establishment and development of an internet electronic commerce venture. The Company is implementing The Consumer, Industrial and Business to Business Purchasing Network whereby companies will be able to introduce their products for sale via the Company's web-site address. The Company maintains offices in Seattle, Washington, and in Vancouver, British Columbia.

On April 9, 1999 the Company amended its articles of incorporation to reflect the name change to 5 Starliving Online, Inc.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of 5 Starliving Online, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Activities

The Company has been in the development stage since its formation in June 1998 and has not yet realized any revenues from its planned operations. It is primarily engaged in the pursuit of high technology opportunities and alliances for the establishment and development of an internet electronic commerce venture.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the accompanying financial statements, the Company incurred a net loss of $19,754 for the year ended May 31, 1999 and had no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the commercial success of its internet electronic commerce venture. Management has plans to seek additional capital through a private placement of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

                            5 STARLIVING ONLINE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                       NOTES TO THE FINANCIAL STATEMENTS
                                  May 31, 1999


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

At May 31, 1999, the Company had net operating loss of approximately $ 20,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

                            5 STARLIVING ONLINE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                       NOTES TO THE FINANCIAL STATEMENTS
                                  May 31, 1999


NOTE 3 - COMMON STOCK

During the period from June 8, 1998 (inception) to May 31, 1999, 4,250,000 shares of common stock were sold, (4,000,000 at $.0025 per share, and 250,000 at $.20 per share), under Regulation D, Rule 504.

NOTE 4 - PREFERRED STOCK

The Company's preferred stock has not been issued. The Company is authorized to issue 20,000,000 shares of $0.0001 par value preferred stock, which contains no voting privileges and is not entitled to accrued dividends or conversion into shares of the Company's common stock.

NOTE 5 - RELATED PARTIES

The Company occupies office space provided by Paul Hayward, the President of the Company at no charge. The value of this space is not considered materially significant for financial reporting purposes.

NOTE 6 -  YEAR 2000 ISSUES

Like other companies, 5 Starliving Online, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. At this time, because of the complexities involved in the issue, management cannot provide assurance that the Year 2000 issue will not have an impact on the Company's operations.